1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 12, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/03/15:	The Company to participate in investor conference held by BoAML

99.02	Announcement on 2021/03/15:	The Company to participate in investor conference held by UBS

99.03	Announcement on 2021/03/23:	The Company to participate in investor conference held by Credit Suisse

99.04	Announcement on 2021/03/24:	Clarification on the A05 page of the title of report of Commercial Times on March 24, 2021

99.05	Announcement on 2021/03/25:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

99.06	Announcement on 2021/04/06:	New Appointment of Representative of Juristic Person Director

99.07	Announcement on 2021/04/07:	Chunghwa Telecom announces the donation to “Ministry of Health and Welfare disaster relief account”

99.08	Announcement on 2021/04/09:	Supplemental information related to the unsecured corporate bond issuance approved by CHT Board of Directors dated May 6th, 2020

99.09	Announcement on 2021/04/12:	Chunghwa Telecom announces its operating results for March 2021

99.10	Announcement on 2021/04/12:	March 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by BoAML

Date of events: 2021/03/17

Contents:

1.	Date of institutional investor conference: 2021/03/17

2.	Time of institutional investor conference: 4:00 pm (Taipei time)

3.	Location of institutional investor conference: Taipei

4.	Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.02

The Company to participate in investor conference held by UBS

Date of events: 2021/03/17

Contents:

1.	Date of institutional investor conference: 2021/03/17

2.	Time of institutional investor conference: 2:00 pm (Taipei time)

3.	Location of institutional investor conference: Taipei

4.	Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.03

The Company to participate in investor conference held by Credit Suisse

Date of events: 2021/03/25

Contents:

1.	Date of institutional investor conference: 2021/03/25

2.	Time of institutional investor conference: 9:00 am (Taipei time)

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.04

Clarification on the A05 page of the title of report of Commercial Times on March 24, 2021

Date of events: 2021/03/24

Contents:

1.	Date of occurrence of the event:2021/03/24

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship with the Company (please enter ”the company itself” or ”subsidiaries”):head office

4.	Reciprocal shareholding percentage: N/A

5.	Name of the reporting media: Commercial Times

6.	Content of the report:

Revenue for Chunghwa Telecom's 5G smart solutions is expected to increase tenfold. Seeking for future cooperation with Taiwanese partners to expand business in Southeast Asia

7.	Cause of occurrence: Clarification to the news report

8.	Countermeasures: None

9.	Any other matters that need to be specified:

The company has not announced any financial forecasting on 5G smart solutions’ revenue.

EXHIBIT 99.05

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2021/03/25

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 2&3F, laboratory building, No. 16*, Minzu Rd., Banqiao Dist., New Taipei City, Taiwan

2.	Date of occurrence of the event: 2021/03/25

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: total 291 pings.

Unit price: NT$900 per ping per month

Total transaction amount: NT$15,714,000

Right-of-use asset: NT$14,966,771

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Choosing the most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment period: 2021/4/1~2026/3/31

Monthly payment.

Restrictions and other important agreements in the contract: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: Price negotiation

The decision-making department: Chairman authorized by Board of Directors.

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/04/29

25.	Date of ratification by supervisors or approval by the audit committee: 2021/04/29

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2021/04/29).

EXHIBIT 99.06

New Appointment of Representative of Juristic Person Director

Date of events: 2021/04/06

Contents:

1.	Date of occurrence of the change:2021/04/06

2.	Name of legal person: Ministry of Transportation and Communications

3.	Name and resume of the previous position holder:

Chin-Tsai Pan, Consultant of Member’s Convention, Chunghwa Telecom Workers’ Union

4.	Name and resume of the new position holder:

Shih-Hung Tseng, President of Chunghwa Telecom’s Corporate Union, Tainan Branch, Southern Taiwan Business Group

5.	Reason for the change: discharge, new appointment

6.	Original term (from __________ to __________): from 2019/06/21 to 2022/06/20

7.	Effective date of the new appointment: 2021/04/06

8.	Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom announces the donation to “Ministry of Health and Welfare disaster relief account”

Date of events: 2021/04/07

Contents:

1.	Date of occurrence of the event:2021/04/07

2.	Reason for the donation:

Chunghwa Telecom donates NT$10,000,000 to the “Ministry of Health and Welfare disaster relief account” (衛生福利部賑災專戶) for Torako train derailment accident.

3.	Total amount of the donation:NT$10,000,000

4.	Counterparty to the donation: “Ministry of Health and Welfare disaster relief account” (衛生福利部賑災專戶)

5.	Relationship with the Company: Interested party

6.	Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.	Objection or qualified opinion by the aforementioned independent director(s): None

8.	Any other matters that need to be specified: None

EXHIBIT 99.08

Supplemental information related to the unsecured corporate bond issuance approved by CHT Board of Directors dated May 6th, 2020

Date of events: 2021/04/09

Contents:

1.	Date of the board of directors resolution: NA

2.	Name [issue no.__ of (secured, unsecured) corporate bonds of___________ (company)]:

1st issue of unsecured corporate bond in 2021 of Chunghwa Telecom Co., Ltd.

3.	Total amount issued:

Total amount is NT$7 billion; comprised ofNT$1.9 billion 5-year Tranche A, NT$4.1 billion 7-year Tranche B, and NT$1.0 billion 10-year Tranche C.

4.	Face value per bond: NT$10 million

5.	Issue price: At par

6.	Issuance period:

Tranche A: 5 years; Tranche B: 7 years; Tranche C: 10 years

7.	Coupon rate:

Tranche A: 0.42% p.a.; Tranche B: 0.46% p.a.; Tranche C: 0.50% p.a.

8.	Types, names, monetary values and stipulations of collaterals: None

9.	Use of the funds raised by the offering and utilization plan: Working capital replenishment and debt repayment

10.	Underwriting method: Public offering through underwriting

11.	Trustees of the corporate bonds: Bank of Taiwan

12.	Underwriter or agent: MasterLink Securities Corporation as the lead underwriter.

13.	Guarantor(s) for the issuance: None

14.	Agent for payment of the principal and interest: Bank of Taiwan (Hsinyi Branch)

15.	Certifying institution: N/A

16.	Where convertible into shares, the rules for conversion: N/A

17.	Sell-back conditions: N/A

18.	Buyback conditions: N/A

19.	Reference date for any additional share exchange, stock swap, or subscription: N/A

20.	Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

21.	Any other matters that need to be specified: N/A

EXHIBIT 99.09

Chunghwa Telecom announces its operating results for March 2021

Date of events: 2021/04/12

Contents:

1.	Date of occurrence of the event: 2021/4/12

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for March 2021 increased year over year to NT$ 16.22 billion, mainly due to the increase of ICT project revenue and handset sales revenue, which offset the decrease of fixed-line voice revenue. Mobile service revenue remained flat. Operating costs and expenses increased year over year to NT$ 12.81 billion, mainly due to the increase of cost of goods sold driven by the higher sales revenue, as well as the increase of project costs driven by the higher ICT project revenue. Operating income was NT$ 3.41 billion. Income before tax was NT$ 3.61 billion. Net income attributable to stockholders of the parent company was NT$ 2.74 billion. EPS was NT$0.35, which increased year over year. In addition, revenue, operating income, pretax income and EPS all exceeded the first quarter guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.10

Chunghwa Telecom

April 12, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Mar.	Net sales	16,224,413	15,575,849	(+) 648,564	(+)4.16%
Jan.-Mar.	Net sales	50,100,995	48,149,999	(+)1,950,996	(+)4.05%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,956,690

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	176,940
	Fair Value	-3,867
	The amount of unrealized gain(loss) recognized this year	-6,139

Settled Position	Total amount of contract	430,217
	The amount of realized gain(loss) recognized this year	-1,892

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	495,142
	Fair Value	-1,864
	The amount of unrealized gain(loss) recognized this year	-3,615

Settled Position	Total amount of contract	186,288
	The amount of realized gain(loss) recognized this year	154

b Trading purpose : None